EXHIBIT 99.2
                                                                    ------------



                                  CERTIFICATION


In connection with the annual report of Primewest Energy Trust (the "Company") on Form 40-F for the fiscal year ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Dennis
G. Feuchuk, Vice President, Finance and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:



     1. THE REPORT FULLY COMPLIES WITH THE REQUIREMENTS OF SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934; AND

     2. THE INFORMATION CONTAINED IN THE REPORT FAIRLY PRESENTS, IN ALL MATERIAL RESPECTS, THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE COMPANY.



Date: March 26, 2003



/s/ Dennis G. Feuchuk
-----------------------------
Name:    Dennis G. Feuchuk
Title:   Vice President, Finance and Chief Financial Officer